                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                                 Coherent, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192479103
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                                 (CUSIP Number)
                                                     WITH A COPY TO:
         Augustus K. Oliver                          Allen B. Levithan, Esq.
         Oliver Press Partners, LLC                  Lowenstein Sandler PC
         152 West 57th Street                        65 Livingston Avenue
         New York, New York 10019                    Roseland, New Jersey 07068
         (212) 277-5654                              (973) 597-2406
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Cusip No. 192479103
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    1.    Name of Reporting Person:  Oliver Press Partners, LLC
          I.R.S. Identification No. of above person (entities only): 20-2688930

--------------------------------------------------------------------------------

    2.    Check the Appropriate Box if a Member of a Group (See Instructions):
              (a)
              (b)    X

--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization:  Delaware

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    Number of                  7. Sole Voting Power:                         0
    Shares Beneficially        8. Shared Voting Power:               1,872,865*
    Owned by
    Each Reporting             9. Sole Dispositive Power:                    0
    Person With               10. Shared Dispositive Power:          1,872,865*

--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each
          Reporting Person:                                          1,872,865*

--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):

--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):             6.0%*

--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):  IA

--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "SHARES"), of Coherent, Inc., a Delaware corporation, owned, as of August 27, 2007, by Davenport Partners, L.P., a Delaware limited partnership, and the 1,628,747 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No. 192479103
--------------------------------------------------------------------------------
    1.    Name of Reporting Person:  Oliver Press Investors, LLC
          I.R.S. Identification No. of above person (entities only): 20-2688868

--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)
          (b)    X
--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:                         0
    Shares Beneficially        8. Shared Voting Power:               1,872,865*
    Owned by
    Each Reporting             9. Sole Dispositive Power:                    0
    Person With               10. Shared Dispositive Power:          1,872,865*

--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each
          Reporting Person:                                          1,872,865*

--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):

--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):              6.0%*

--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):  PN

--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "SHARES"), of Coherent, Inc., a Delaware corporation, owned, as of August 27, 2007, by Davenport Partners, L.P., a Delaware limited partnership, and the 1,628,747 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No. 192479103
--------------------------------------------------------------------------------
    1.    Name of Reporting Person:  Augustus K. Oliver
          I.R.S. Identification No. of above person (entities only):

--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)
          (b)    X

--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
    Number of                 7. Sole Voting Power:                         0
    Shares Beneficially       8. Shared Voting Power:               1,872,865*
    Owned by
    Each Reporting            9. Sole Dispositive Power:                    0
    Person With              10. Shared Dispositive Power:          1,872,865*

--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each
          Reporting Person:                                         1,872,865*

--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):

--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):             6.0%*

--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "SHARES"), of Coherent, Inc., a Delaware corporation, owned, as of August 27, 2007, by Davenport Partners, L.P., a Delaware limited partnership, and the 1,628,747 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

Cusip No. 192479103
--------------------------------------------------------------------------------
    1.    Name of Reporting Person:  Clifford Press
          I.R.S. Identification No. of above person (entities only):

--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)
          (b)    X

--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
    5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

--------------------------------------------------------------------------------
    6.    Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
    Number of                 7. Sole Voting Power:                          0
    Shares Beneficially       8. Shared Voting Power:                1,872,865*
    Owned by
    Each Reporting            9. Sole Dispositive Power:                     0
    Person With              10. Shared Dispositive Power:           1,872,865*

--------------------------------------------------------------------------------
    11.   Aggregate Amount Beneficially Owned by Each
          Reporting Person:                                          1,872,865*

--------------------------------------------------------------------------------
    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):

--------------------------------------------------------------------------------
    13.   Percent of Class Represented by Amount in Row (11):              6.0%*

--------------------------------------------------------------------------------
    14.   Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "SHARES"), of Coherent, Inc., a Delaware corporation, owned, as of August 27, 2007, by Davenport Partners, L.P., a Delaware limited partnership, and the 1,628,747 Shares owned by JE Partners, a Bermuda partnership. See Items 2 and 5 of this Schedule 13D for additional information.

        Item 1. Security and Issuer.
                -------------------

        This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "SHARES"), of Coherent, Inc., a Delaware corporation (the "COMPANY"), whose principal executive offices are at 5100 Patrick Henry Drive, Santa Clara, California 95054.

        Item 2. Identity and Background.
                -----------------------

        This Schedule 13D is being filed by i) Oliver Press Investors, LLC, a Delaware limited liability company ("OPI"), and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership ("DAVENPORT"), and JE Partners, a Bermuda partnership ("JE" and, together with Davenport, the "PARTNERSHIPS"), ii) Oliver Press Partners, LLC, a Delaware limited liability company ("OPP"), the investment adviser to each of Davenport and JE, iii) Augustus K. Oliver ("OLIVER") and iv) Clifford Press ("Press" and, collectively with OPI, OPP and Oliver, the "FILING PARTIES"). Oliver and Press are United States citizens and the Managing Members of each of OPI and OPP. The business address of the Filing Parties is 152 West 57th Street, 46th Floor, New York, New York 10019.

        None of the Filing Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Filing Party been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 3. Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

        The amount required by Davenport to purchase the 244,118 Shares owned by it was $7,205,165.19, including commissions. The amount required by JE to purchase the 1,628,747 Shares owned by it was $47,425,263.64, including commissions. All Shares owned by Davenport and JE were purchased in open market transactions with cash from their respective partnership assets.

        Item 4. Purpose of Transaction.
                ----------------------

        The Partnerships purchased the Shares because OPP, as their investment adviser, believed the Shares to be undervalued. OPP believes that the Company has underperformed and has not provided sufficient value to its shareholders. OPP intends to take over time any and all actions considered appropriate to realize the value it believes is inherent in the Shares. OPP intends to exchange views with the Company's management and Board of Directors, and possibly other shareholders, concerning the strategic direction of the Company. In addition, OPP may pursue representation of OPP's principals on the Company's Board of Directors.

        Depending upon OPP's view of the Company's business and financial prospects and general market conditions, the Partnerships may purchase additional Shares or dispose of Shares at any time or from time to time.

        Item 5. Interest in Securities of the Issuer.
                ------------------------------------

        As of August 27, 2007, Davenport owned 244,118 Shares and JE owned 1,628,747 Shares, constituting 0.78% and 5.19%, respectively, and 6.0% in the aggregate, of the 31,411,080 Shares reported by the Company to be outstanding as of September 29, 2006 on the Amendment No. 1 to Form S-3 filed by the Company with the Securities and Exchange Commission on October 4, 2006. OPP as the investment adviser to the Partnerships, has the power to vote and the power to direct the disposition of such Shares. OPI, as the general partner of the Partnerships, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and to the power to direct the disposition of such Shares.

        Attached hereto as Schedule I is a list of all transactions in Shares effected by the Partnerships in the sixty (60) days on or prior to August 16, 2007, and from August 16, 2007 through and including August 27, 2007. No other Filing Party had any transactions in Shares.

        Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                -------------------------------------------------------------

        None.

        Item 7. Exhibits.
                --------

        EXHIBIT A - Joint filing agreement, dated as of August 27, 2007, by and among Oliver Press Investors, LLC, Oliver Press Partners, LLC, Augustus K. Oliver and Clifford Press.

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 27, 2007


                                            OLIVER PRESS INVESTORS, LLC


                                            By: /s/ Augustus K. Oliver
                                                --------------------------------
                                                Augustus K. Oliver
                                                Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                                --------------------------------
                                                Clifford Press
                                                Managing Member

                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SCHEDULE I

                          Purchases by JE Partners, LP


Date           No. of Shares            Total Cost*          Price Per Share*
----           -------------            -----------          ----------------
10-Jul-07         25,400              $   771,852.66              30.3879
11-Jul-07         16,940              $   513,954.52              30.3397
20-Jul-07         24,600              $   751,746.48              30.5588
24-Jul-07         54,700              $ 1,674,170.08              30.6064
25-Jul-07         30,300              $   925,107.48              30.5316
26-Jul-07         58,200              $ 1,751,342.76              30.0918
27-Jul-07        115,527              $ 3,389,527.52              29.3397
30-Jul-07         77,900              $ 2,258,539.12              28.9928
31-Jul-07         88,400              $ 2,557,933.56              28.9359
 1-Aug-07        106,100              $ 3,070,183.87              28.9367
 2-Aug-07         73,000              $ 2,131,497.80              29.1986
 3-Aug-07        142,500              $ 4,112,008.50              28.8562
 6-Aug-07        237,500              $ 6,808,341.25              28.6667
 7-Aug-07         95,000              $ 2,747,894.00              28.9252
16-Aug-07         20,300              $   568,397.97              27.9999
17-Aug-07        264,000              $ 7,508,160.00              28.4400
24-Aug-07         18,800              $   568,327.76              30.2302

* Including Commissions

                       Purchases by Davenport Partners, LP


Date           No. of Shares            Total Cost*          Price Per Share*
----           -------------            -----------          ----------------
10-Jul-07          7,600              $   230,948.04              30.3879
11-Jul-07          5,060              $   153,518.88              30.3397
20-Jul-07          7,400              $   226,135.12              30.5588
24-Jul-07         16,300              $   498,884.32              30.6064
25-Jul-07          6,700              $   204,561.72              30.5316
26-Jul-07         12,800              $   385,175.04              30.0918
27-Jul-07         25,400              $   745,228.38              29.3397
30-Jul-07         17,089              $   495,457.96              28.9928
31-Jul-07          7,700              $   222,806.43              28.9359
 1-Aug-07          9,214              $   266,622.75              28.9367
 2-Aug-07          3,800              $   110,954.68              29.1986
 3-Aug-07          7,500              $   216,421.50              28.8562
 6-Aug-07         12,500              $   358,333.75              28.6667
 7-Aug-07          5,000              $   144,626.00              28.9252
16-Aug-07          1,020              $    28,559.90              27.9999
17-Aug-07         13,915              $   395,742.60              28.4400
24-Aug-07          1,200              $    36,276.24              30.2302

* Including Commissions

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------


        The undersigned agree that this Schedule 13D relating to the shares of common stock of Coherent, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                            August 27, 2007


                                            OLIVER PRESS INVESTORS, LLC


                                            By: /s/ Augustus K. Oliver
                                                --------------------------------
                                                Augustus K. Oliver
                                                Managing Member


                                            OLIVER PRESS PARTNERS, LLC


                                            By: /s/ Clifford Press
                                                --------------------------------
                                                Clifford Press
                                                Managing Member

                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press